Filed VIA EDGAR

September 23, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John M. Ganley

Re:	VELA Funds File Nos. 333-239642 and 811-23585

Dear Mr. Ganley:

This letter responds to comments of the Commission’s staff (the “Staff”) on Pre-Effective Amendment No. 1/Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) for VELA Funds (the “Trust” or the “Registrant”) filed on September 15, 2020 for the purpose of registering three series of the Trust: VELA Small Cap Fund, VELA Large Cap 130/30 Fund and VELA International Fund (each, a “Fund” and collectively, the “Funds”). We have revised relevant portions of the Registration Statement in response to the Staff’s comments.

Set forth below are the comments and the Trust’s response to each comment:

PROSPECTUS

Portfolio Managers (Pages 27 and 28)

1.	Please revise the disclosure where appropriate to indicate each Portfolio Manager’s business experience over the past 5 years, per Item 10 of Form N-1A.

RESPONSE: The Registrant will revise the disclosure to indicate each Portfolio Manager’s business experience over the past 5 years.

PART C

2.	The Staff notes that the Power of Attorney filed with the Amendment grants authority for certain individuals to sign Registration Statements on Form N-14 on behalf of the Trustees. Pursuant to Rule 483 under the Securities Act of 1933, as amended, a power of attorney filed as an exhibit to a registration statement must relate to that filing or an amendment to that filing. Therefore, please confirm that the Power of Attorney filed as an exhibit to the Amendment will not be used for a Registration Statement on Form N-14 and that the Registrant will obtain a separate Power of Attorney for a Registration Statement on Form N-14.

RESPONSE: The Registrant confirms that the Power of Attorney filed as an exhibit to the Amendment will not be used for a Registration Statement on Form N-14 and that the Registrant will obtain a separate power of attorney for a Registration Statement on Form N-14.

3.	Please file all of the remaining exhibits that have not been previously filed with the next pre-effective amendment to the Registration Statement. The Staff may have additional comments on the exhibits once they are filed.

RESPONSE: The Registrant will file all of the remaining exhibits that have not been previously filed with the next pre-effective amendment to the Registration Statement.

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

cc:	Kevin Teng, Esq.
Jason Job
Lisa Wesolek

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